AH
3/16/2004

[redacted]

SECUI 04002108)MMISSION

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SEC FILE NUMBER
8-49308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heflin & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. D.C. 181

1999 Avenue of the Stars, Suite 2520
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita K. Johnson (310) 229-9705
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/17

OATH OR AFFIRMATION

I, Ashita Johnson ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC ______________________,as of December 31 , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President

Title

Notary Public

CRYSTAL R. STARK
Commission # 1371087
Notary Public - California
Los Angeles County
My Comm. Expires Aug 20, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Heflin & Co., LLC

We have audited the accompanying statement of financial condition of Heflin & Co., LLC, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heflin & Co., LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
January 30, 2004

Statement of Financial Condition

December 31,	2003
Assets (Note 2)	
Cash and cash equivalents	$ 1,002,029
Receivable from Clearing Broker (Note 2)	700,366
Securities owned, not readily marketable, estimated fair value	41,490
Prepaid expenses	99,371
Officer advances (Note 3)	128,805
Deposit with Clearing Broker (Note 4)	100,000
Fixed assets, at cost, net of accumulated depreciation of $242,553 (Note 5)	114,781
Other assets	63,497
Total assets	$ 2,250,339
Liabilities and Members' Equity	
Liabilities	
Commissions payable	$ 313,489
Accounts payable and accrued liabilities	244,952
Total liabilities	558,441
Commitments (Note 6)	
Members' equity (Note 8)	1,691,898
Total liabilities and members' equity	$ 2,250,339

See accompanying notes to statement of financial condition.

1. Organization and Accounting Policies

Heflin & Co., LLC (the "Company") a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer to institutional clients from its offices located in Los Angeles, California and St. Petersberg, Florida.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets ranging from 5 to 7 years.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

1. Organization and Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. We do not have any variable interest entities that must be consolidated.

In April 2003, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 149, " Amendment of Statement 133 on Derivative Instruments and Hedging Activities Status." SFAS No. 149 This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The provisions of this Statement should be applied prospectively. This statement did not have a material impact on the Company's financial statements.

1.	**Organization and Accounting Policies (Continued)**	In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For privately-held companies, the effective date was deferred until fiscal years beginning after December 15, 2004 for instruments that are mandatorily redeemable on fixed dates for fixed or determinable amounts, and was deferred indefinitely for other mandatorily redeemable shares. The Company does not have any financial instruments to be accounted for under this pronouncement.
2.	**Clearing Agreement**	The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker. The agreement also contains standard indemnifications to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts to be indemnified to the clearing brokers for these accounts.
3.	**Advances**	Advances consist of $128,805 due from an officer. These are advances against future member distributions.
4.	**Deposit with Clearing Broker**	The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

5. Fixed Assets

Fixed assets are composed of the following:

December 31,	2003
Furniture and fixtures	$ 145,421
Office equipment	211,913
Total	357,334
Accumulated depreciation	(242,553)
	$ 114,781

6. Commitments

Leases

The Company leases office space under operating leases which expire through March 2005. The future minimum rental payments under these agreements at December 31, 2003 are as follows:

Year ending December 31,	
2004	$ 235,120
2005	74,826

Indemnifications

Under its membership agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnifications are minimal and has no liabilities recorded for these indemnifications as of December 31, 2003.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $1,241,954, which was $1,141,954 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1 at December 31, 2003.

8. Members' Equity

The Company's operating agreement, as amended on December 28, 2000 authorizes the Company to issue two classes of ownership interest. Class A Units are issued to members that make a capital contribution to the Company in cash or property acceptable to the manager. Class B Units are non-voting and represent only an interest in the profits and losses of the Company. Class B Units are allocated to employees of the Company in the sole discretion of the manager. As of December 31, 2003 no Class B Units have been allocated.

9. Business Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by its customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company clears on a fully disclosed basis and all of its customers are institutional. In addition, the Company carries a million dollar securities dealer blanket bond.